Exhibit 99.1

56 Temperance Street
Suite 501
Toronto, Ontario
M5H 3V5 CANADA
Tel: 1 (416) 646-3825
Fax: 1 (416) 646-3828
www.gammongold.com

Gammon Gold Makes Firm and Final Offer to Capital Gold
Proposes Increased Offer of 0.52 09 Gammon Shares and US$1.09 in Cash

Toronto, March 15, 2011: Gammon Gold Inc. (“Gammon”) (TSX:GAM and NYSE:GRS): Gammon today proposed to amend its merger agreement with Capital Gold to increase the cash component of the merger consideration to be paid to Capital Gold’s stockholders by US$0.30 per share to US$1.09. If Capital Gold accepts Gammon’s proposed amendment and Capital Gold’s stockholders approve the merger involving Gammon Gold, Capital Gold’s stockholders will receive 0.5209 Gammon shares and US$1.09 in cash for each share of Capital Gold common stock that they hold.

The original Gammon deal is unanimously supported by Capital Gold’s Board of Directors and has separately been endorsed by the two leading independent proxy advisory firms, ISS and Glass Lewis.

Commenting on the proposed amendment, Rene Marion, President and CEO of Gammon, stated: “Our proposed increase in the merger consideration is firm and final. The merger with Gammon is the only effective transaction in front of Capital Gold stockholders to be voted on. Timmins’ recent proposed offer does nothing in our view to increase the attractiveness of their company or to reduce the considerable risk and timing delay of their proposed hostile transaction. Ultimately the decision rests with Capital Gold stockholders: combine with Gammon or forego the premium and remain an independent company.”

About Gammon Gold
Gammon Gold Inc. is a mid-tier gold and silver producer with properties in Mexico. Gammon’s flagship Ocampo Property is located in Chihuahua State. Gammon also owns the El Cubo mine in Guanajuato State and the Guadalupe y Calvo development property in Chihuahua State. In 2010 Gammon completed option purchase agreements to acquire the Los Jarros and Venus Projects located directly north and east of the Ocampo mine, the Mezquite Project in Zacatecas State, and has signed a binding Letter of Intent to joint venture into the La Bandera gold project in Durango State. The Company has made strategic investments in Golden Queen Mining Co. Ltd. and Corex Gold Corporation. The Company’s Executive Office is located in Toronto, Ontario.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Rene Marion	Anne Day
President and Chief Executive Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
416-646-3825	416-646-3825

Cautionary Statement

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by Capital Gold Corporation stockholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate Capital Gold Corporation’s businesses into those of Gammon Gold Inc. in a timely and cost-efficient manner; the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe; and the outcome of pending litigation related to the proposed acquisition of Capital Gold Corporation. Additional factors that could cause Gammon Gold Inc. and Capital Gold Corporation’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F, as amended by Amendment No. 1 to Annual Report on Form 40-F/A, for Gammon Gold Inc. and the Annual Report on Form 10-K, as amended by Form 10-K/A, of Capital Gold Corporation for the fiscal year ended July 31, 2010 filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

The proposed merger transaction involving Gammon Gold Inc. and Capital Gold Corporation will be submitted to Capital Gold Corporation’s stockholders for their consideration. Gammon Gold Inc. has filed with the SEC a Registration Statement on Form F-4 containing a definitive proxy statement/prospectus and each of Gammon Gold Inc. and Capital Gold Corporation may file with the SEC other documents regarding the proposed transaction. Stockholders are encouraged to read the definitive proxy statement/prospectus regarding the proposed transaction, as well as other documents filed with the SEC because they contain important information. The registration statement was declared effective by the SEC on February 17, 2011, and the definitive proxy statement/prospectus has been mailed to Capital Gold stockholders on or about February 17, 2011. Stockholders may obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Gammon Gold Inc. and Capital Gold Corporation, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the definitive proxy statement/prospectus can also be obtained without charge, by directing a request to Gammon Gold, Inc., Investor Relations, 1701 Hollis Street, Suite 400, Founders Square, P.O. Box 2067, Halifax, Nova Scotia, B3J 2Z1, Canada, or to Capital Gold Corporation, Investor Relations, 76 Beaver Street, 14th floor, New York, New York 10005.

Gammon Gold Inc., Capital Gold Corporation, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Gammon Gold Inc.’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended December 31, 2009, which was filed with the SEC on March 30, 2010, as amended by Amendment No. 1 to Annual Report on Form 40-F/A, which was filed with the SEC on May 13, 2010, in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the SEC on April 15, 2010, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on February 15, 2011. Information regarding Capital Gold Corporation’s directors and executive officers is available in Capital Gold Corporation’s Form 10-K/A, which was filed with the SEC on November 23, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive proxy statement/prospectus and other relevant materials filed with the SEC.